Filed pursuant to Rule 433
Registration No. 333-230094
May 20, 2019

PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series O, due 2049
Principal Amount:	$450,000,000
Maturity:	June 1, 2049
Coupon:	4.00%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2019
Benchmark Treasury:	3.00% due February 15, 2049
Benchmark Treasury Yield:	2.834%
Reoffer Spread:	T+118 basis points
Yield to Maturity:	4.014%
Price to Public:	99.756% of the principal amount thereof
Transaction Date:	May 20, 2019
Settlement Date:	May 22, 2019 (T+2)
Optional Redemption Terms:
Make-whole call:	Prior to December 1, 2048 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after December 1, 2048 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	677415 CR0 / US677415CR01
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC SunTrust Robinson Humphrey, Inc.
Co-Manager:	Fifth Third Securities, Inc.
Expected Ratings*:	A2 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800- 685-4786.